UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of October, 2006

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                            30 October 2006

                                BioProgress plc

          Technology Update - new enabling technology and new partner

London, UK, 30 October 2006: BioProgress plc ('BioProgress' or the 'Company')
(AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, is pleased to announce the launch of a new enabling technology, SoluPol, a novel method for delivering liquid dosage forms.

The market for dysphagic patients, those who are unable to swallow, is significant. For example, between 15%(1) and 33%(2) of patients in nursing homes in the UK have difficulty swallowing solid dose forms. It is estimated that 48%
of patients receiving non-oncological palliative care treatments suffer from dysphagia(2) along with 29-77% of patients experiencing xerostomia (dry mouth)(3), a leading cause of dysphagia. Conditions such as Parkinson's disease have significant - 82%(4) - swallowing difficulties associated with them.

Liquid medicines can offer an alternative to the traditional solid dosage forms but taste issues have to be overcome.  SoluPol has the ability to taste mask, enhance stability, and create novel small volume buccal liquids. These liquids can also have a muco-adhesive or muco-protective effect within the mouth.

BioProgress also announces that it has entered into negotiations with a number of interested pharmaceutical companies with regards to developing SoluPol products. The negotiations have led to an agreement in principle for the development and licensing of a specific product using SoluPol technology. The party is named as a division of Zentiva a.s, a leading pharmaceutical company based in the Czech Republic and part owned by Sanofi Aventis, with the agreement being for the CEE and CIS regions. Negotiations are ongoing with licensing partners in Western Europe and in North America for both prescription and OTC rights to this product.  It is anticipated marketing and revenue generation of the product will commence in 2007/8. The anticipated global market size is in excess of $1 billion.

Steve Martin, Chief Development Officer of BioProgress, said:

"SoluPol is a welcome addition to our portfolio of enabling technologies. With our aim to deliver medicines better, we are able to offer the patient choice in how they take their daily medicines. The technology is complementary to our
Soluleaves(TM) and TabWrap(TM) enabling technologies with the ability to offer higher doses of active drug, but in a patient-friendly manner.

"The technology to manufacture liquid medicines is similar to that employed in the manufacture of oral dosing films. It was developed in response to requests from our expanding customer base. BioProgress has already commenced development of several products with the view to either launching through our expanding sales and marketing operation or through strategic partnering.

"Using novel soluble polymers and altering their characteristics enabling the delivery of previously problematic molecules, BioProgress has initiated an assessment program for the use of the liquids within the Swollo(TM) enabling technology platform."

Richard Trevillion, Chief Executive Officer of BioProgress, added:

"This development agreement is the culmination and validation of a great deal of work by our technical and development team over the past 12 months, utilising the core polymer and material science expertise within the Company. The formulation team within BioProgress has a great deal of experience in the product areas of focus with our new partner and I am extremely pleased to be working with them on this significant opportunity."

References:

1.  Perry L and McLaren S (2003) Eating difficulties after stroke. J Adv
    Nurs 43:360-9

2.  Stevenson J (2002) Meeting the challenge of dysphagia management Nurse 2
    Nurse 3:2-3

3.  Mercadante S (2002) Dry mouth and palliative care Euro J Pall Care 9:
    182-5

4.  Leopold N and Kagel M (1996) Prepharyngeal dysphagia in Parkinson's disease Dysphagia Winter;11(1):23-4

For further information:

BioProgress Plc                                            + 44 (0) 20 7098 9881

Richard Trevillion, CEO
Steve Martin, CDO

Buchanan Communications                                    + 44 (0) 20 7466 5000

Rebecca Skye Dietrich/Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(TM) polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

About Zentiva

Zentiva N.V. is an international pharmaceutical company focused on developing, manufacturing and marketing of modern branded generic pharmaceutical products.
The Company has leading positions in the Czech Republic, Slovakia and Romania and is growing rapidly in Poland, Russia, Bulgaria, Ukraine and the Baltic
States. Zentiva's strategy is to grow further by increasing patient access to modern medicines through primary care providers within the EU and Eastern
Europe. The growth will be based on further organic development of its existing business and through selective acquisitions, while maintaining profitable growth. The Company addresses a wide range of therapeutic areas but has particular focus on cardiovascular disorders, inflammatory conditions, pain, infections and diseases of the central nervous system and the gastrointestinal and urology fields. The Zentiva Group employs over 4,500 people and has production sites in the Czech Republic, Slovakia, and Romania.

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934.  To the extent that this announcement contains certain
"forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995, this paragraph applies.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from the expectations contained in the forward-looking statements.  The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation.  Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company's filings with the
Securities and Exchange Commission.  The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice.  The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: October, 30, 2006